SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                            Quaterly Information

                            Embratel Participações S.A.

                            March 31, 2006
                            with Report of Independent Auditors’ on Limited
                            Review of Quaterly Information

EMBRATEL PARTICIPAÇÕES S.A.

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY
INFORMATION - ITR

March 31, 2006

A free translation from Portuguese into English of Report of Independent Auditors on Limited Review of Quarterly Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

     REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders
Embratel Participações S.A.

We have carried out a limited review of the Quarterly Information (ITR) of Embratel Participações S.A. for the quarter ended March 31, 2006, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities Commission – CVM.

Rio de Janeiro, April 26, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC - 1RJ 066.748/O-3	Accountant CRC - 1SP 133.169/O-0-S - RJ

A free translation from Portuguese into English of financial statements expressed in Brazilian currency prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
March 31, 2006 and December 31, 2005
(In thousands of reais)

		Company		Consolidated

		March 31,		March 31,
		2006	December 31,	2006	December 31,
	Notes	(unaudited)	2005	(unaudited)	2005

Assets
Current assets:		24,681	25,508	2,852,021	2,807,508

Cash and cash equivalents	11	1,441	1,275	570,735	609,894
Accounts receivable	12	-	-	1,640,193	1,561,636
Dividends		13,471	13,471	-	-
Related parties	24	-	-	-	794
Deferred and recoverable taxes	13	9,580	10,689	431,558	463,456
Prepaid expenses		-	-	61,768	33,664
Other current assets		189	73	147,767	138,064

Noncurrent assets:		26,928	14,789	1,287,130	1,271,027

Deferred and recoverable taxes	13	-	-	1,072,312	1,077,957
Deposits in court		26,928	14,789	162,534	140,398
Other noncurrent assets		-	-	52,284	52,672

Permanent assets:		7,625,118	7,515,290	8,339,653	8,315,032

Investments	14	7,625,118	7,515,290	908,721	925,813
Property, plant and equipment	15	-	-	7,299,861	7,250,774
Deferred assets	16	-	-	131,071	138,445

Total assets		7,676,727	7,555,587	12,478,804	12,393,567

		Company		Consolidated

		March 31,		March 31,
		2006	December 31,	2006	December 31,
	Notes	(unaudited)	2005	(unaudited)	2005

Liabilities
Current liabilities		182,471	176,772	2,777,014	2,772,307

Loans and financing	19	-	-	310,421	235,144
Accounts payable and accrued expenses	17	74	81	840,952	957,696
Taxes and contributions	18	2,367	39	524,275	447,455
Dividends		149,701	149,703	177,355	177,357
Personnel, charges and social benefits		-	-	66,856	71,070
Employees’ profit sharing		-	-	16,893	37,581
Provision for contingencies	21	2,255	2,255	647,277	646,355
Actuarial liability – Telos	22	-	-	44,167	43,821
Related parties	24	28,074	24,690	-	91
Other current liabilities		-	4	148,818	155,737

Noncurrent liabilities		915	13,431	1,802,007	1,864,271

Loans and financing	19	-	-	1,324,401	1,382,566
Actuarial liability – Telos	22	-	-	398,139	398,778
Taxes and contributions	18	-	12,516	43,255	55,659
Sundry credits and other liabilities		915	915	36,212	27,268

Deferred income		-	-	185,608	184,755

Minority interests		-	-	220,827	206,843

Shareholders’ equity and advances for
future capital increase		7,493,341	7,365,384	7,493,348	7,365,391

Shareholders’ equity	23	7,493,341	7,365,384	7,493,341	7,365,384

Capital stock paid-in		5,074,941	5,074,941	5,074,941	5,074,941
Revenue reserves		2,302,235	2,302,235	2,302,235	2,302,235
Treasury shares		(11,669)	(11,792)	(11,669)	(11,792)
Retained earnings		127,834	-	127,834	-

Advances for future capital increase		-	-	7	7

Total liabilities and shareholders’ equity		7,676,727	7,555,587	12,478,804	12,393,567

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the three-month period ended March 31, 2006 and 2005
(In thousands of reais except for net income per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		March 31,

	Notes	2006	2005	2006	2005

Gross operating revenue
Telecommunications services and equipment sales		-	-	2,788,972	2,506,143
Gross revenue deductions		-	-	(752,041)	(609,825)

Net operating revenue	5	-	-	2,036,931	1,896,318
Cost of services and goods sold	6	-	-	(1,315,587)	(1,247,347)

Gross profit		-	-	721,344	648,971

Operating income (expenses)		120,471	43,793	(480,518)	(455,194)

Selling expenses	7	-	-	(216,714)	(227,098)
General and administrative expenses	8	(14,395)	(906)	(272,562)	(219,028)
Other operating income (expenses), net		13,081	10	12,902	(9,068)
Equity pick-up and provision for losses on
subsidiaries’ investments		121,785	44,689	(4,144)	-

Operating income before financial income (expense)		120,471	43,793	240,826	193,777
Financial income (expense)	9	11,664	(410)	(17,064)	(103,719)

Operating income		132,135	43,383	223,762	90,058
Other non-operating income (expense), net		(1)	-	(6,709)	1,827

Income before taxes and minority interests		132,134	43,383	217,053	91,885
Income tax and social contribution	10	(4,201)	-	(75,136)	(37,186)
Minority interests		-	-	(13,984)	(11,410)

Net income for the period		127,933	43,383	127,933	43,289

Quantity of outstanding shares (in thousands)		987,726,487	333,131,837

Net income per thousand outstanding shares in R$		0.13	0.13

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2006
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. Since July 23, 2004 the Company has as holder through an inderect interest of 95.14% on the company voting capital, Teléfonos do México S.A de C.V. (Telmex), the Company that was established and exists in accordance with Mexican Laws.

The Company through their subsidiaries explores transmission service of voice, text, data, images and other services at level national and international, as well as satellite service being these business regulated by Anatel, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

The terms of concession contract for telecommunication services (domestic and international long distance), granted to the subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) by Federal Government and renewed for a period of 20 years starting on December 31, 2005, are at cost to the company. This cost is related to the payment, bi-anually, corresponding to 2% of its revenues, from switched fixed telephone service, net of taxes and social contributions, of the previosly year to the payment. In the same way, the license for exploration of the Brazilian satellites service granted to the subsidiary Star One S.A. (“Star One”) was renewed on December 31, 2005 until December 31, 2020, at cost and it can be renewed for more 15 years.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, that include dispositions in Corporation Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and announcement of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Certain reclassifications were performed in the financial statements for the first quarter of March 31, 2005 to make them consistent with the presentation of the current period.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2005, published on March 23, 2006.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current assets and liabilities balances. The amount of shareholders’ minority interest in the results and shareholders’ equity of the subsidiaries has been separated in the financial statements.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	March 31, 2006
	and December
	31, 2005	March 31, 2005

Embratel	99.0	98.8
Star One	80.0	80.0
BrasilCenter Comunicações Ltda. – “BrasilCenter”	100.0	100.0
Click 21 Comércio de Publicidade Ltda. – “Click 21”	100.0	100.0
Vésper S.A. – “VSA” (1)	100.0	100.0
Vésper São Paulo S.A. – “VSP” (1)	100.0	100.0
Telmex do Brasil Ltda. – “TdB” (2)	100.0	-
Primesys Soluções Empresariais S.A. – “PMS” (3)	100.0	-
CT Torres Ltda. – “CT Torres” (1)	-	100.0
Embratel Americas, Inc. (4)	100.0	100.0
Embratel Internacional S.A. (4)	100.0	100.0
Embratel Uruguay S.A. (4)	100.0	100.0
Gollum Investments, Inc. (4)	100.0	100.0
Palau Telecomunicações Ltda. (4)	100.0	100.0
Ponape Telecomunicações Ltda. “Ponape” (4)	100.0	100.0
Avantis Investments, Inc. (5)	-	100.0
Embratel Chile S.A. (6)	100.0	100.0
Vésper Holding S.A.(1)	-	100.0
Vésper Holding São Paulo S.A.(1)	-	100.0

(1)
On October 28, 2005, Vésper Holding São Paulo S.A. and Vésper Holding S.A. were merged by their subsidiaries, VSP and VSA. At this same date, the subsidiary CT Torres was spun off and its parts incorporated again into subsidiaries VSA and VSP.

(2)
On October 24, 2005, Embrapar has concluded the acquisition of all of the capital stock of TdB held by Telmex. The operation was implemented through the merger of the company Atlantis Holding do Brasil Ltda, company holds of the total share representing the capital of TdB.

(3)
On November 25, 2005 the subsidiary Embratel has concluded the transaction of the purchase of shares that represent 100% of the capital of PMS with the company Portugal Telecom S.A., face the payment of R$250,976.

(4)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(5)	The liquidation/dissolution of this subsidiary occurred on December 29, 2005.

(6)	The liquidation/dissolution of this subsidiary occurred in the 1st quarter of 2006.

5. Net Operating Revenue

	Consolidated

	March 31,

	2006	2005

Voice
Domestic long distance	1,055,826	1,040,346
International long distance	146,080	191,544

	1,201,906	1,231,890
Data
Corporate and other	489,189	398,030
Telecommunications companies	64,450	49,305

	553,639	447,335
Local services	206,319	149,267
Other services (1)	75,067	67,826

Total	2,036,931	1,896,318

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	March 31,

	2006	2005

Interconnection/facilities (1)	(847,859)	(867,525)
Depreciation and amortization	(235,437)	(228,133)
Personnel	(65,871)	(59,357)
Third-party services (2)	(83,096)	(59,948)
Other	(83,324)	(32,384)

Total	(1,315,587)	(1,247,347)

(1)
The expenses related to contractual remuneration for use the private circuit refer to cost charges by the fixed and mobile telephone companies whose the company has interconnection. According to the interconnection regime under Resolution No. 33 effective since April 1, 1998. and resolution No. 319 effective since September 27,2002 both issued by ANATEL, the expenses related to facilities refer to costs incurred for use of private circuit of telecomunication companies to provide services to costumers.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	March 31,

	2006	2005

Doubtful accounts (1)	(105,095)	(114,891)
Personnel	(64,034)	(66,228)
Third-party services (2)	(45,879)	(44,094)
Depreciation and amortization	(110)	(885)
Other	(1,596)	(1,000)

Total	(216,714)	(227,098)

(1)	Comprise also other losses related with accounts receivable.

(2)	Refers, substantially, to marketing and advertising, advisory and consulting expenses.

8. General and Administrative Expenses

	Company		Consolidated

	March 31,

	2006	2005	2006	2005

Third-party services (1)	(2,027)	(722)	(146,061)	(106,269)
Depreciation and amortization (2)	(11,957)	-	(47,185)	(41,806)
Personnel	(202)	(148)	(42,395)	(33,296)
Taxes	(208)	(36)	(9,693)	(8,093)
Employees’ profit sharing	-	-	(14,713)	(14,387)
Other	(1)	-	(12,515)	(15,177)

Total	(14,395)	(906)	(272,562)	(219,028)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)	In the Company refers to amortization of goodwill acquired on NET and GB (Note 4).

9. Financial Income (Expense)

	Company		Consolidated

	March 31,

	2006	2005	2006	2005

Financial income
Interest on temporary investments/interst	12,656	192	42,054	39,108
Monetary variation - credit	-	-	121	46
Exchange variation - assets accounts	-	-	(9,289)	3,905

Subtotal	12,656	192	32,886	43,059

Financial expense
Financial charges (1)	(992)	(602)	(45,667)	(118,916)
Monetary variations - charge	-	-	(22,704)	(7,994)
Exchange variations - liabilities accounts	-	-	18,421	(19,868)

Subtotal	(992)	(602)	(49,950)	(146,778)

Total	11,664	(410)	(17,064)	(103,719)

In the first quarter of 2006, the US dollar devalued by 7,19% (0.44% evaluation for the same period in 2005) against to the Brazilian Real, and so the Company recorded an exchange variation income of R$18,421 during the period (exchange variation expense of R$19,868 in the same period of 2005), net of results from hedge contracts recorded during the period (expenses of R$68,956 and R$13,253 on the quarters ended on March 31, 2006 and 2005, respectively).

10. Income Tax and Social Contribution

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. By this calculation methodology, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared as provided in current tax and commercial legislation. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 18).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On March 31, 2006, the tax losses carryforward and negative basis of social contribution of the main subsidiaries, that can be offset according to Law No. 8,981, limited to 30% of taxable income generated in each fiscal year, are described below:

		Negative
	Tax losses	basis of social
Subsidiary	carryforward	contribution

Embratel	1,100,101	979,882
VSA and VSP (1)	4,052,095	4,056,928
TdB (1)	575,312	584,103
Primesys (1)	193,576	193,576

Total	5,921,084	5,814,489

(1)	Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding to its realization, the respective tax credits has not been recognized.

10.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense for the year, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arisen or realized in the year, tax losses carryforward and negative basis of social contribution. The consolidated deferred income tax and social contribution expenses, recorded in the three-month period ended March 31, 2006, totaled R$39,247 (expense of R$1,799 in 2005) resulting from the calculation of these taxes on the allowance of doubtful accounts, tax losses carryforward, negative basis of social contribution and other temporary nondeductible expenses as well as other temporary non-taxable income (Note 13 and 18).

Breakdown of income tax and social contribution income (expense):

	Company	Consolidated

	March 31,	March 31,

	2006	2006	2005

Current
Social contribution	(619)	(9,510)	(9,037)
Income tax	(1,710)	(26,379)	(26,350)

Total current	(2,329)	(35,889)	(35,387)

Deferred
Social contribution	(495)	(10,375)	(282)
Income tax	(1,377)	(28,872)	(1,517)

Total deferred	(1,872)	(39,247)	(1,799)

Total	(4,201)	(75,136)	(37,186)

Current income tax and social contribution expense reported in the consolidated statements of income are mainly from the subsidiary Star One.

10.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	March 31,

	2006	2005	2006	2005

Income before taxes and minority interests	132,134	43,383	217,053	91,885

Income tax expenses at nominal rate – 25%	(33,033)	(10,846)	(54,263)	(22,971)
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	-	(1,653)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	(326)	(276)	(3,286)
Equity pickup and provision for losses on subsidiaries’
investments	30,446	11,172	(1,036)	-
Other permanent additions (exclusions)	(500)	-	324	43

IRPJ expenses in the statements of income	(3,087)	-	(55,251)	(27,867)

Social contribution expenses at nominal rate – 9%	(11,892)	(3,904)	(19,535)	(8,270)
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	-	(595)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	(118)	(99)	(1,183)
Equity pickup and provision for losses on subsidiaries’
investments	10,961	4,022	(373)	-
Other permanent additions (exclusions)	(183)	-	122	729

CSSL credits in the statements of income	(1,114)	-	(19,885)	(9,319)

Income tax and social contribution	(4,201)	-	(75,136)	(37,186)

(1)	At first quarter of 2006, It refers to mainly the losses incurred by the subsidiary VSP and VSA, on which no tax credits were established due to the uncertainties involved in the realization of them.

11. Cash and Cash Equivalents

	Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005

Cash and bank deposits	312	94	170,203	241,542
Foreign short-term investments	-	-	20,074	27,989
Financial investment fund
Public securities (LFT and LTN)	926	1,126	315,200	324,728
Bank Certificates of Deposit (CDB)	203	55	65,258	15,635

Total	1,441	1,275	570,735	609,894

A substantial part of the capital investments of the company is represented for investments in exclusive investment funds quota.

This investment fund, compound by exclusive investment funds, was formed for aplications made by the Company and its subsidiaries or outsiders authorizated to participate, and it was built under the open condominium form without time limit. These applications in exclusive investment funds have daily liquidity. The fund portfolio management is done by external managers that follow the investments politics determinated by the Company.

The financial assets that belong to fund portfolio are registrated, conforming the case, on the “Sistema Especial de Liquidação e de Custódia” – SELIC, on the “Câmara de Custódia e Liquidação” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

12. Accounts Receivable

	Consolidated

	March 31,	December 31,
	2006	2005

Voice services	1,959,120	2,038,839
Data, telecommunications companies and other services	561,432	483,680
Foreign administrators	203,485	209,628

Subtotal	2,724,037	2,732,147
Allowance for doubtful accounts	(1,083,844)	(1,170,511)

Total	1,640,193	1,561,636

The Company monitors its past due accounts receivable, being the balance of the allowance for doubtful accounts mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

Changes in the allowance for doubtful accounts were as follow:

Consolidated

Balance on December 31, 2005	1,170,511
Expenses with doubtful accounts	83,572
Reduction related to other accounts	(8,957)
Disposal of allowance for doubtful accounts (1)	(161,282)

Balance on March 31, 2006	1,083,844

(1)	Reduction due to invoices disposals from voice and data services, after the drain of charging actions.

13. Deferred and Recoverable Taxes

	Company		Consolidated

	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005

Deferred income tax and social contribution assets (a)
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	31,591	29,257
Tax losses carryforward	-	-	275,026	262,583
Negative basis of social contribution	-	-	88,189	83,691
Allowance for doubtful accounts	-	-	352,019	382,019
COFINS/PIS – temporarily non-deductible	-	1,872	860	2,732
Provision for contingencies	-	-	195,529	197,823
Other deferred taxes (provisions)	-	-	155,391	140,629

Subtotal	-	1,872	1,098,605	1,098,734
Withholding income tax (IRRF)	6,341	6,618	65,757	72,359
Recoverable income tax/social contribution	2,261	2,199	10,996	44,580
Value-added goods and services tax - ICMS	-	-	251,758	248,022
Income tax on net income - ILL	-	-	7,662	7,560
FUNTTEL	-	-	-	1,483
Other (b)	978	-	69,092	68,675

Total	9,580	10,689	1,503,870	1,541,413

Current	9,580	10,689	431,558	463,456

Noncurrent	-	-	1,072,312	1,077,957

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization, according to CVM Instruction No. 371/02 which establishes the essential conditions to record and maintain deferred tax assets arisen from temporary differences, tax losses carryforward and negative basis of social contribution.

The technical studies, which support the maintenance of the recorded amounts, conducted by the Company indicate full recovery of the amounts recognized by its subsidiaries within the period defined by this Instruction. Such studies correspond to Management’s best estimates regarding the subsidiaries’ projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

From April to December of 2006	135,504
2007	137,955
2008	205,350
2009	212,628
2010 to 2015	399,745

Total	1,091,182

b) Others

Composed, mainly, by tax credits of PIS and Cofins recorded in accordance with the Laws 10.637/02 and 10.833/03 as well as taxes withhold by federal agency.

14. Investments

In the Company, the roll forward of the investments for the quarter ended March 31, 2006 is shown below:

	Balance on 12.31.2005			Roll Foward		Balance on 03.31.2006

			Negative	Equity	Amortization			Negative
	Investments	Goodwill (2)	goodwill	pick-up	of goodwill	Investments	Goodwill (1)	goodwill

Embratel (1)	6,498,686	-	(7,260)	124,518	-	6,623,204	-	(7,260)
NET	68,475	379,256	-	1,465	(8,591)	69,940	370,665	-
GB Empreendimentos e Participações (“GB”)	272,008	167,795	-	(5,609)	(3,366)	266,399	164,429	-
TdB	204,262	-	-	1,411	-	205,673	-	-
Ponape Telecomunicações Ltda.	10	-	-	-	-	10	-	-
VSA and VSP (3)	-	-	(18,655)	-	-	-	-	(18,655)
Others (4)	-	-	(49,287)	-	-	-	-	(49,287)

	7,043,441	547,051	(75,202)	121,785	(11,957)	7,165,226	535,094	(75,202)

(1)
During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minority shareholders, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

(2)
It is justified by economic studies and based on expectation of a future profitability of the acquired operations. Goodwill amortization is being recorded based on the term of the future profit forecasts (10 years), which are yearly revised.

(3)
As the negative goodwill acquired on VSA and VSP is not justified by an economic fact, it will be amortized only by the write-off or disposal of such investments. Classified as current liabilities on “other current liabilities”

(4)	Refers to negative goodwill acquired on Latam.

On March 31, 2006, the information related to the main investments in direct subsidiaries and associated companies are shown below:

			Quantity of shares/quotas			% of
Subsidiaries/	Net income		(thousand share lot)			interest

associated	(loss) for	Shareholders’
company	the period	equity	Common	Preferred	Total	Voting capital

Embratel	125,789	6,676,000	5,679,815	-	99.0	99.0
TdB	1,411	205,674	199,941	-	100.0	100.0
NET	7,158	628,427	589,140	175,087	19.8	37.4
GB	(6,407)	320,988	131,074	534,996	83.0	49.0

The Company is the holder of a direct and indirect (through GB) interest of 37.1% in NET capital stock.

In relation to NET investment, the Company is a minority shareholder with special powers and it is not part of the group which controls NET. As it should gather from the agreement with NET shareholder analysis, the Company does not have the positive control of company’s operations, or veto rights, having only the necessary approval rights on certain operations of extraordinary nature or involving related parties.

The market price of NET shares, in accordance with the last share quotation negotiated in Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$1.10 per thousand share lot on March 31, 2006. The other investees do not have shares negotiated in BOVESPA.

15. Property, Plant and Equipment

		Consolidated

					December 31,
	Annual	March 31, 2006			2005

	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Switching equipment	10.00	3,262,506	(1,563,314)	1,699,192	1,391,870
Transmission equipment	5.00 to 20.00	10,188,877	(6,730,027)	3,458,850	3,441,457
Buildings and ducts	4.00	1,493,403	(820,026)	673,377	692,537
Land	-	196,191	-	196,191	196,073
Other assets
Sundry equipments (1)	10.00 and 20.00	845,864	(694,537)	151,327	157,434
Intangibles (2)	4.00 to 20.00	1,571,085	(1,117,559)	453,526	480,988
Telecommunications infrastructure	4.00, 5.00 and 10.00	982,233	(720,546)	261,687	325,691
Impairment of assets (4)	-	(1,344,167)	477,814	(866,353)	(977,877)
Construction in progress	-	1,272,064	-	1,272,064	1,542,601

Satellites		606,510	-	606,510	601,332
Data and internet services		162,413	-	162,413	314,611
Access, local infrastructure and
services		104,766	-	104,766	207,809
Comutation		82,327	-	82,327	134,004
Network infrastructure		95,226	-	95,226	74,829
Information technology		89,307	-	89,307	72,700
Others		131,515	-	131,515	137,316

Total		18,468,056	(11,168,195)	7,299,861	7,250,774

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of March 31, 2006, the company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$ 936,692 (R$ 923,992 on December 31, 2005).

16. Deferred Assets

	Consolidated

	March 31,	December 31,
	2006	2005

Pre-operating expenses	5,926	5,926
Goodwill (1)	177,395	177,395
Accumulated amortization	(52,250)	(44,876)

Total	131,071	138,445

(1)	Goodwill amounts are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent company of CT Torres and PMS on their acquisition, which were later capitalized by them. Based on an economic assessment report, the amortization term for the former parent company of CT Torres goodwill has been reduced from 10 to 6 years beginning on November 1, 2004. In October, 2005 with the merge of CT Torres into VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on subsidiary PMS is being amortized in 8 years, beginning January 2003.

17. Accounts Payable and Accrued Expenses

	Consolidated

	March 31,	December 31,
	2006	2005

Suppliers	672,618	780,686
Foreign administrators	120,294	126,512
Consignments for third parties	47,001	45,127
Other	1,039	5,371

Total	840,952	957,696

18. Taxes and Contributions

	Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005

Indirect taxes
ICMS (value-added tax)	-	-	351,318	361,418
PIS/COFINS (social/finance contributions)	-	-	35,288	40,923
PIS/COFINS – judicial deposit in court (1)	-	12,516	928	13,443
ISS (municipal service tax)	-	-	15,066	14,417
Other	39	39	83,143	37,581

Deferred tax liabilities
IRPJ and CSSL Law No. 8,200/91 – supplementary
monetary restatement	-	-	34,993	35,281
IRPJ and CSSL – revenue of exportation	-	-	39,406	-

Other – income taxes (2)	2,328	-	7,388	51

Total	2,367	12,555	567,530	503,114

Current	2.367	39	524.275	447.455

Noncurrent	-	12.516	43.255	55.659

(1)	In 1999, the Companies questioned the change introduced by Law No. 9,718/98 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the Companies continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, was published the Provisional Measure (PM) No. 66, that allowed the liquidation of the tax obligations that were been discussed on court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented on court to call off the doubt, to presents the provisions for taxes and contributions, in an amount of R$173,122, net of its deposits on court in same amount. During at the first quarter of 2006, Embrapar obtained judicial decision in definitive. During the first quarter of 2006, the court considered that changes on PIS and COFINS calculation introduced by law No. 9,718/98 was unconstitutionality. Thus on March 31, 2006 the total amount recorded for eventual loss in this case was reverted (other operating income (expenses), net) the yield calculated based on Selic rate over the related deposit in court, in the amount of R$12,319 was recognized as financial income (expenses), net an amount of R$978 related to the contributions paid incorrectly during the period from February of 1999 to December of 2003 was recorded as fiscal credit (Note 13).

(2)	This item mainly refers to the provision for income tax and social contribution (estimate).

19. Loans and Financing

	Consolidated

	March 31, 2006			December 31, 2005

	Short-term	Long-term	Total	Short-term	Long-term	Total

Local currency
Finame	8,379	5,361	13,740	8,325	7,386	15,711
ICMS financing	155	30,320	30,475	1,337	30,320	31,657
Leasing	2,112	241	2,353	2,330	565	2,895

Subtotal	10,646	35,922	46,568	11,992	38,271	50,263

Foreign currency
Bank loans	253,929	473,334	727,263	198,394	536,697	735,091
Foreign debt securities - “Notes”	14,657	388,317	402,974	2,256	418,400	420,656
Star One C-1 and Star One C-2
satellite financing	465	369,801	370,266	4,332	343,281	347,613
Leasing	-	-	-	149	-	149
Swap and forward (1)	30,724	57,027	87,751	18,021	45,917	63,938

Subtotal	299,775	1,288,479	1,588,254	223,152	1,344,295	1,567,447

Total	310,421	1,324,401	1,634,822	235,144	1,382,566	1,617,710

(1)	The subsidiary Embratel has derivatives (Swap and Foward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, it is shown the accounting accrual of the derivatives related to the debt. The summary of all operations is described in Note 20.c.

As described in Note 20, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On March 31, 2006, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	251,486	81.0	84.65% CDI
Unhedged debt	58,935	19.0	US$ + 5.56%

Short-term	310,421	100.0

Hedged debt or in local currency	360,471	27.2	80.60% CDI
Unhedged debt	963,930	72.8	US$ + 8.38%

Long-term	1,324,401	100.0

Hedged debt or in local currency	611,957	37.4	82.27% CDI
Unhedged debt	1,022,865	62.6	US$ + 8.22%

Total debt	1,634,822	100.0

a) Repayment schedule

A breakdown of long term amortization of the principle as of March 31, 2006 and the corresponding maturity dates are shown below:

Consolidated

2007	293,397
2008	625,379
2009	144,346
2010 to 2013	261,279

Total	1,324,401

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	March 31,	December 31,
	2006	2005

US Dollar	91.9	91.7
Euro	5.3	5.2
TJLP – Long Term Interest Rate	0.8	0.8
Real	2.0	2.3

Total	100.0	100.0

c) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

d) Covenants

The subsidiaries Embratel and Star One are bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of March 31, 2006, are in compliance.

20. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk) which applies this methodology has been developed. This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

c) Interest rate, currency and forward currency swaps

The subsidiary Embratel used derivative instruments with banks to protect its investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	06/13/06 to 12/12/08	130,596	29,322	33,269
Forward	Sundry	05/24/06 and
		12/21/07	112,629	58,429	28,887

In addition, the subsidiary Embratel performed derivative operations to protect new loans. These operations were made in advance to reflect a market opportunity.

	Agreements summary

			Reference	Book	Market
	Date	Maturity	value (US$)	value (R$)	value (R$)

Exchange Swap	Sundry	06/13/06 to 12/12/08	99,003	1,090	5,114
Currency Foward	Sundry	09/01/06 to 12/03/07	177,279	67,542	34,911

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 9).

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities, which market values differ from their carrying values are shown below:

Consolidated

	March 31, 2006		December 31, 2005

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	1,634,822	1,445,336	1,617,710	1,385,613

21. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most of the issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Nature	2006	2005	2006	2005

Labor	70,029	66,640	94,862	92,868
Tax	411,689	405,266	3,171,944	3,097,407
Civil	165,559	174,449	160,390	162,489

Total	647,277	646,355	3,427,196	3,352,764

The roll foward of the consolidated probable contingencies, for the quarter ended March 31, 2006, is shown bellow:

	Balance on	Roll forward					Balance on

	December 31,				Transfers to	Monetary	March 31,
					accounts
	2005	Additions	Reversals	Payments	payable (1)	variations (2)	2006

Labor	66,640	4,523	(199)	(935)	-	-	70,029
Tax	405,266	152	(3,106)	(6,130)	-	15,507	411,689
Civil	174,449	7,702	(4,163)	(1,124)	(17,771)	6,466	165,559

	646,355	12,377	(7,468)	(8,189)	(17,771)	21,973	647,277

		4,909

(1)	Due to the agreements made, as described in Note 21.3.c.

(2)	Recorded in financial income (expense).

21.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries, overtime and others.

22.2. Tax contingencies

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Claims	2006	2005	2006	2005

ICMS (a)	398,351	391,954	2,126,515	2,052,237
Income tax on inbound international income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	90,072	90,211
PIS (d)	489	480	160,764	160,764
COFINS (e)	984	967	243,080	243,080
CSSL (f)	-	-	76,855	76,855
FUST (g)	-	-	115,588	115,190
Others (h)	11,865	11,865	7,435	7,435

Total	411,689	405,266	3,171,944	3,097,407

a) ICMS

The subsidiary Embratel has tax assessments due to the alleging non-payment of ICMS on international and other services considered by subsidiary Embratel as exempted or nontaxable for ICMS purposes, as well as the offset of ICMS credit supposedly undue by the tax authorities. Part of these assessments, amounting to R$381,869 on March 31, 2006 (R$376,235 on December 31, 2005), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$1,840,563 on March 31, 2006 (R$1,766,191 on December 31, 2005).

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA, VSP and TdB have ICMS-related assessments in the amount of R$46,628 on March 31, 2006 (R$45,959 on December 31, 2005), of which R$16,482 on March 31, 2006 (R$15,719 on December 31, 2005) has been accrued in the financial statements, and R$30,146 on March 31, 2006 (R$30,240 on December 31, 2005) which probability of loss has been evaluated as possible based on the opinion of this subsidiary’s Management and its legal counsel.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers’ Council and the decision s still pending.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to the subsidiary Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of the subsidiary Embratel’s Management and its legal counsel, which consider the probability of loss as possible.

c) INSS (National Institute of Social Security)

On September 5, 2001, the subsidiary Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, the subsidiary Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on such appeal presented by the subsidiary Embratel, approximately 60% of the debt was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the debt reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible in the amount of R$ R$42,233 (on March 31, 2006 and on December 31, 2005).

On July 20, 2005, the subsidiary Embratel received notification from the INSS (National Institute of Social Security) as a result of supposedly underpaid social security contributions related to SAT (Workers’ Compensation Insurance) and to education allowance, in addition to contributions paid to the INSS and directed to third parties (SESI (Industry Social Service), SENAI (National Service for Industrial Training) and SEBRAE (Brazilian Mini and Small Business Support Agency)), referring to funds with a compensatory nature and, therefore, subject to the referred contributions, during the period from October 1999 to December 2004. In the opinion of the subsidiary Embratel’s Management and its legal counsels, the likelihood of an unfavorable outcome is possible, in the amount of R$1,031.

In addition, on July 20, 2005, the subsidiary Embratel received notification due to supposedly underpaid social security levied on payments to self-employed/individual taxpayers (among whom are directors with no employment ties and members of the board of directors) and cooperative members during the period from January 1999 to December 2004. In the opinion of the subsidiary Embratel’s Management and its legal counsels, the likelihood of an unfavorable outcome, in the amount of R$7,712, is possible.

On December 21, 2005, the subsidiary Embratel received notification mainly due to: payments done as indemnify fringe benefits and not as compensatory and, therefore, subject to the referred contributions; lack of supporting documentation of payments of contribution of social security related to self-employed cooperative members and lack of supporting contracts of service renders, that need to be proved to fiscal auditors, as were as supporting documents of payments of social security of the referred service renders, because of its condition to be responsible with jointly liable impose to the subsidiary Embratel by social security laws. The subsidiary Embratel Management and its advisors assess the chances of an unfavorable outcome in this case as possible, in the amount of R$39,096 on March 31, 2006 (R$39,235 on December 31, 2005).

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the Companies’ legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$530 on March 31, 2006 (R$521 on December 31, 2005), of which R$489 on March 31, 2006 (R$ 480 on December 31, 2005) has been accrued in the financial statements, and R$41 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by this subsidiary legal counsels.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,150 on March 31, 2006 (R$3,133 on December 31, 2005) of which R$984 on March 31, 2006 (R$967 on December 31, 2005) has been accrued in the financial statements, and R$2,166 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

f) CSSL

The subsidiary Embratel filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSSL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December, 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. The subsidiary Embratel’s legal advisors assesses the chances of an unfavorable outcome in this case as possible.

g) FUST

In January 2006, the subsidiaries Embratel, VSA, VSP, TdB and Primesys proposed a writ of mandamus with an injunction request, in order to challenge Anatel’s Abridgment No. 1/2005. In this lawsuit the subsidiaries intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law No. 9.998/00 and Instruction No. 29/03. By means of Abridgement No. 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues passed and/or received for interconnection and EILD. Such interpretation opposed Anatel’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which amounts to R$115,190 on March 31, 2006 and December 31, 2005. Since January, 2006, the subsidiaries are judicially depositing the total amount in accordance with Abridgement No. 01/2005 interpretation. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

In the first quarter of 2006 the subsidiaries TdB and Primesys received tax assessments referring to nonpayment of contributions that were judicially deposited in amount of R$398. The probability of loss has been evaluated as possible, in the opinion of their legal advisors.

h) Other tax contingencies

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. This subsidiary’s Management and its legal counsel understand that the probability of loss is possible.

On March 31, 2006 and December 31, 2005, the Company had recorded a provision in the amount of R$7,796, mainly related to the dispute involving the subsidiary VSA to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 on March 31, 2006 and December 31, 2005.

On March 31, 2006 and December 31, 2005, the subsidiary TdB has tax contingencies referred to IRRF, CPMF, II and IPI on total amount of R$6,890, of which R$2,406 were classified as probable loss and R$4,484 were classified as possible of loss, on the opinion of this subsidiary’s Management and its legal counsel.

21.3. Civil contingencies

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Claims	2006	2005	2006	2005

Disputes with local operators (a)	3,018	2,767	-	-
Anatel and public institutions (b)	46,914	45,140	63,307	63,235
Disputes with third parties (c)	115,627	126,542	97,083	99,254
Total	165,559	174,449	160,390	162,489

a) Disputes with local operators

The subsidiary Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$3,018 on March 31, 2006 (R$2,767 on December 31, 2005).

b) Anatel and other public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,709 on March 31, 2006 (R$2,637 on December 31, 2005) which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

The subsidiary Embratel’s Management and its legal counsels, assess the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsels asses the chances of loss as probable. The restated amount totals R$11,048 on March 31, 2006 (R$9,424 on December 31, 2005).

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several PADO’s against the subsidiaries Embratel, VSA, VSP and TdB.

The Company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of, due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amounts of R$35,866 on March 31, 2006 (R$35,716 on December 31, 2005).

In relation to the the subsidiary Embratel’s fines of R$10,598 on March 31, 2006 and on December 31, 2005, the chances of loss were classified as possible.

The subsidiary TdB has PADOs due to the supposed noncompliance of quality targets, which are not been applied fine sanction, because it is related to the first penalty of the company to certain target.

Due to other infractions against the regulatory legislation, not related to quality, which are been appreciated by the regulatory agency, were established other PADOs related to the subsidiaries Embratel, VSA, VSP, TdB and Primesys, classified by Management its legal advisors as possible loss. The amounts of the sanctions that could be applied are not yet measured.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper.

On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have classified the chances of loss as possible. The value involved if the claim is lost is not yet measured.

c) Disputes with third parties

The subsidiary Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby the subsidiary Embratel and another company disputed credits and rights resulting contractual infringements. Given that the arbitral decision understood reasonable what was alleged by the other Company, what resulted in the payment of indemnities. The subsidiary Embratel made an agreement so as to put end to the demand (provision of an updated amount of R$20,104 on December 31, 2005).

Similarly, the subsidiary VSP was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary recorded a provision for an updated amount of R$4,115 on March 31, 2006 (R$4,134 on December 31, 2005).

The subsidiaries VSP and VSA recorded a provision related to judicial disputes with third parties in the amount of R$8,105 on March 31, 2006 (R$5,948 on December 31, 2005). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. The suits whose losses are classified as possible, amount to R$8,948 on March 31, 2006 (R$9,760 on December 31, 2005).

The subsidiary TdB habilitate on 2a Vara de Falências e Recuperações Judiciais da Comarca de São Paulo, state of São Paulo, the credit in the amount of R$426 classified as probable of loss by the Management of the subsidiary and its legal advisors.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges from third parties and classifies the chances of loss are probable in the total amount of R$32,575 on March 31, 2006 (R$29,267 on December 31, 2005).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary TdB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$10,667 on March 31, 2006 (R$7,611 on December 31, 2005)

The subsidiary CT Torres (subsidiary spun off and its parts incorporated by VSA and VSP, as described in Note 4) is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the management of the subsidiary CT Torres and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375 on March 31, 2006 and December 31, 2005.

The subsidiary CT Torres is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of the subsidiary CT Torres and its legal counsels the chances of loss in these cases are possible.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amount to R$33,899 on March, 31, 2006 (R$34,757 on December 31, 2005). The suits in which losses were classified as possible amount to R$55,359 on March 31, 2006 (R$65,320 on December 31, 2005).

The subsidiary Embratel and other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s Management and its legal advisors classified the chances of loss as probable, amounting to R$6,816 on March 31, 2006 (R$6,668 on December 31, 2005).

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$18,649 on March 31, 2006 (R$17,252 on December 31, 2005). Other suits are classified as possible, amounting to R$28,331 on March 31, 2006 (R$19,729 on December 31, 2005), of which R$11,048 on March 31, 2006 and on December 31, 2005 are deposited in court.

The subsidiaries Embratel, VSA and VSP and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

22. Actuarial Liabilities – Telos

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2006 and 2005 is 17.82% of the salary of the participants enrolled in this plan (7 participants on March 31, 2006 and on December 31, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liabilities:

Actuarial liabilities on December 31, 2005	442,599
Charges and interest on actuarial liabilities	(759)
Actuarial adjustment – CVM Deliberation No. 371	8,328
Payments made in the period (defined contribution plan)	(7,862)

Actuarial liabilities on March 31, 2006	442,306

Current	44,167

Noncurrent	398,139

23. Shareholders’ Equity

a) Capital stock

On March 31, 2006 and December 31, 2005, the authorized capital is 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the first quarter of 2006 and at the close of the year ended December 31, 2005 amounts to R$5,074,941, comprised of 988,758,654 thousand shares, without par value and distributed as follows (in thousand share lots): 512,480,332 common shares and 476,278,322 preferred shares. The book values per share of the outstanding shares as of March 31, 2006 (987,726,487 thousand shares) and on December 31, 2005 (987,715,620 thousand shares) are R$7.59 and R$7.46, respectively, per thousand share lot, expressed in reais.

b) Treasury shares

On March 31, 2006, the Company held 1,032,167 thousand of its own preferred shares in treasury (1,043,034 thousand preferred shares on December 31, 2005), after the sale occurred during first quarter of 2006 of 10,867 thousand of these shares. The balance of treasury shares on March 31, 2006 is R$11,669 (R$11,792 on December 31, 2005).

The market value per thousand shares lot on March 31, 2006, expressed in reais was R$4.80 (R$6.80 on December 31, 2005).

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

On December 31, 2005 the subsidiary Embratel recorded R$48,989 of interest on capital receivable and R$110,136 of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

d) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2005	3,170,159

Options sold in 2006	(10,867)

Open options as of March 31, 2006	3,159,292

Weighted average exercise price of the purchase options on March 31, 2006 (per thousands of shares, expressed in reais)	6.63

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended March 31, 2006 would have been decreased by R$99 (R$1,524 on March 31, 2005), totaling R$127,834 (R$41,859 on December 31, 2005).

e) Reconciliation of net income of the Company to those of the consolidated financial statements

The difference between net income of the Company and consolidated, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$94 on March 31, 2005.

24. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	March 31, 2006	December 31, 2005

ASSET
Current
Accounts receivable (telephone traffic)
Techtel	6	7
Claro Group	89,277	54,500
Net	3,180	5,144

Accounts receivable (call center)
Claro Group	4,955	6,497

Foreign Administrators (telephone traffic)
Telmex – México	3,394	2,832
Telmex – Chile	2,134	1,843
Telmex – Argentina	3,193	3,113
Telmex – USA	6,367	943
Conecel – Equador	111	120

Related parties/Other assets
Net	12,572	-
Claro Group	-	794

	Company		Consolidated

	March 31,2006	December 31,2005	March 31,2006	December 31, 2005

LIABILITIES
Current
Accounts payable (telephone traffic)Claro Group	-	-	119,958	188,664

Foreign administrators (telephone traffic)
Telmex – México	-	-	4,829	5,448
Telmex – Chile	-	-	1,039	928
Telmex – USA	-	-	1,070	802
Telmex – Argentina	-	-	1,660	1,779

Related parties
Telmex – USA	-	-	-	91
TdB – loan (2)	13,186	12,796	-	-
Embratel – loan (3)	14,888	11,894	-	-

Loans – Inbursa bank (1)	-	-	54,313	58,525

	Consolidated

	March 31,

	2006	2005

INCOME STATMENTS OF INCOME
Operating revenue
Domestic traffic
TdB	-	12,170
Claro Group	102,723	70,032
Net	6,214	-
International traffic
Telmex – México	810	873
Telmex – Argentina	306	479
Telmex – Chile	434	315
Telmex – USA	2,968	-
Techtel	-	28
Call Center
Claro group	13,902	9,050
Net	1,068	-

Cost of services provided
Domestic traffic
TdB	-	(2,686)
Claro group	(181,672)	(86,852)
Internacional traffic
Techtel	-	(67)
Telmex – México	282	(516)
Telmex – Argentina	(10)	(381)
Telmex – USA	(464)	-
Telmex – Chile	(191)	(160)

General and administrative
Claro group	(14,472)	-

Financial
Interest on loans – Inbursa bank (1)	(3,301)	(1,660)
Interest on loan – TdB	-	21

(1)	Interest rate: three month Libor + spread of 0,9%
Maturity of principal: November 30, 2006
Guarantee: promissory note

(2)	1º contract Interest rate: CDI
Maturity of principal: June 5, 2006

2º contract
Interest rate: IGP-M
Maturity of principal: undetermined

(3)	Interest rate: CDI
Maturity of principal: June 5, 2006

On November 22, 2005, the subsidiary Embratel and NET signed agreements that permit the use by Embratel of NET’s network and of various support services to be provided by NET to Embratel.

These agreements support the partnership between Embratel and NET for the launch of a joint triple play offering for the residential market. Triple play is an integrated voice, broadband and video offering through a single network infrastructure, where the services will be joint billed by the companies. In this offer Embratel will not only benefit from NET´s network, but it also will access its subscribers base and its distribution channels.

Among the contracts signed is the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits Embratel to lease NET’s surplus fiber. This agreement allows Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

25. Insurance (not reviewed by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

26. Subsequent Event (not reviewed by the independent auditors)

The Company announces to the public and to its shareholders in general that Telmex decided to submit to CMV on May 09, 2006, through its controlled company Telmex Solutions Telecomunicações Ltda, a request for registration of a tender offer for the purchase of all of the outstanding commom and preferred shares of the Company (“Tender Offer”), for the purpose of the cancelling the registration of this Company as a public Company, pursuant to article 4, §4 of Law no. 6.404/76 and to CVM Instruction no. 361/02.

The purchase for the commom shares and for the preferred shares will be R$6.95 (expressed in Reais) per lot of 1,000 shares. For purpose of article 4, §4 of Law no. 6.404/76 and of CVM Instruction no. 361/02, Telmex retained Banco ABN AMRO REAL S.A. to prepare a valuation report with respect to the Company, which is dated on May 1, 2006. The purchase price shall be adjusted by the monthly Taxa Referencial - TR, pro rata temporis through the date of settlement of the Tender Offer.

Unibanco – União de Bancos Brasileiros S.A. will act as the intermediary institution of the Tender Offer.

The launching of the Tender Offer and its effectiveness will be subject to registration at CVM and to certain conditions to be set forth in the Notice of Tender Offer.

The Tender Offer will be extended the holders of preferred shares underlying American Depositary Shares ("ADSs"), as made known by Telmex.

The cancellation of the registration of Embrapar as a public Company will be subject to the acceptance of Tender Offer by shareholders owning more than two thirds of the outstanding commom and preferred shares that have been qualified for the Tender Offer, as defined in item II of article 16 of, CVM Instruction no. 361/02.

EMBRATEL PARTICIPAÇÕES S.A.

     COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST QUARTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenue

R$ millon	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

Net Revenue Service	1,896.3	1,937.0	2,036.9	7.4%	5.2%
Voice	1,231.9	1,155.4	1,201.9	-2.4%	4.0%
Data	447.3	507.7	553.6	23.8%	9.0%
Local Services	149.3	198.4	206.3	38.2%	4.0%
Other services	67.8	75.5	75.1	10.8%	-0.5%

In the first quarter of 2006, total net revenues were R$2,037 million, an increase of 7.4 percent (R$141 million) compared with the first quarter of 2005. Higher revenues resulted from a 23.8 percent (R$106 million) increase in data communications revenues, a 38.2 percent (R$57 million) increase in local revenues and a 10.7 percent (R$7 million) increase in other services revenues which offset a 2.4 percent decline in long distance voice revenues (R$30 million). Long distance voice revenues currently represent 59.0 percent of total revenues compared with 65.0 percent a year ago.

Compared with the fourth quarter of 2005, total net revenues rose 5.2 percent (R$100 million) driven by a 4.0 percent growth in voice revenues (R$46 million), a 9.1 percent increase in data revenues (R$46 million), and a 4.0 percent increase (R$8 million) in local revenues which more than offset a small decline in other services revenues.

Domestic Long Distance

	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

Domestic long distance revenue (R$ million)	1,040.3	1,007.2	1,055.8	1.5%	4.8%
Domestic long distance traffic (million minutes)	2,987.3	3,245.3	3,442.4	15.2%	6.1%

In the first quarter of 2006, domestic long distance traffic totaled 3,442 million minutes, a gain of 15.2 percent compared with the first quarter of 2005. Compared with the fourth quarter of 2005, domestic long distance traffic increased 6.1 percent.

Domestic long distance revenues were R$1,056 million, a 1.5 percent (R$15 million) increase compared with the first quarter of 2005. Growth in mobile originated calls accounted for most of this increase followed by growth in corporate advanced voice services. Compared with the fourth quarter of 2005, domestic long distance revenues rose 4.8 percent (R$49 million) mainly due to growth in mobile originated calls during the summer season.

International Long Distance

	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

International long distance revenue (R$ million)	191.5	148.3	146.1	-23.7%	-1.5%
International long distance traffic (million minutes)	594.9	501.4	508.5	-14.5%	1.4%

International long distance traffic totaled 509 million minutes, down 14.5 percent compared with the year-ago quarter. Compared with the fourth quarter of 2005, international long distance traffic rose 1.4 percent.

Year-over-year, first quarter international long distance revenues fell 23.7 percent (R$45 million) to R$146 million due to declines in outbound rates and inbound traffic. Compared with the fourth quarter of 2005, international long distance revenues declined 1.5 percent (R$2 million) mainly due to reductions in inbound rates.

Data Communications

Thousands	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

64 Kbits line equivalents	1,118.4	1,668.7	1,788.9	60.0%	7.2%

In the first quarter of 2006, 120 thousand 64kbits line equivalents were added. At the end of March 2006, Embratel had 1,789 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 60.0 percent.

R$ million	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

Net data communications	447.3	507.7	553.6	23.8%	9.1%

Embratel's first quarter data communications revenues were R$554 million, a year-over-year increase of 23.8 percent (R$106 million). Over half of this growth occurred in the first quarter of 2006 due to the consolidation of PrimeSys and TdB. IP based virtual private networks, leased lines to corporate customers and access to mobile providers also contributed to the growth. Compared with the fourth quarter of 2005, data revenues rose 9.1 percent (R$46 million) mainly due to revenue contribution from newly acquired companies. The data revenues contribution from PrimeSys and TdB were R$79 million in the first quarter of 2006 and R$33 million in the fourth quarter of 2005.

Local Services

R$ million	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

Local services	149.3	198.4	206.3	38.2%	4.0%

Revenues from local services rose 38.2 percent to R$206 million compared with last year’s first quarter primarily due to increases in the number of corporate customers and their usage. Handset sales also contributed to the growth. Compared with the fourth quarter of 2005, local revenues rose 4.0 percent (R$8 million). Continued growth in corporate and residential sales more than offset declines in local interconnection revenues resulting from the decrease in local access rates of approximately 25% (TU-RL).

TdB contributed with approximately R$4 million of local service revenues in the first quarter of 2006 and R$3 million in the fourth quarter of 2005.

Cost and Expenses

Exhibit 7 R$ million	1Q05	4Q05	1Q06	% Var YoY	% Var QoQ

Net revenues	1.896,3	1.937,0	2.036,9	7,4%	5,2%

Costs and expenses
Costs of services (With interconnection & facilities)	(1.019,2)	(1.070,7)	(1.080,2)	6,0%	0,9%
Selling expenses	(226,2)	(205,0)	(216,6)	-4,2%	5,7%
G&A expenses	(177,2)	(227,5)	(225,4)	27,2%	-0,9%
Other operating income/(expense)	(9,1)	(79,5)	12,9	nm	nm

EBITDA	464,6	354,2	527,7	13,6%	49,0%
EBITDA margin	24,5%	18,3%	25,9%	1,4 pp	7,6 pp
Equity Income/Loss	-	40,4	(4,1)	-	nm
Depreciation and amortization	(270,8)	(285,8)	(282,7)	4,4%	-1,1%
Operating income (EBIT)	193,8	108,9	240,8	24,3%	121,2%

Financial income, monetary and exchange variation	43,1	43,5	32,9	-23,6%	-24,5%
Financial expense, monetary and exchange variation	(146,8)	(130,1)	(49,9)	-66,0%	-61,6%
Other non-operating income/(expense)	1,8	8,8	(6,7)	nm	nm
Net income/(loss) before tax and minority interest	91,9	31,1	217,1	136,2%	597,6%
Income tax and social contribution	(37,2)	(35,3)	(75,1)	102,1%	113,1%
Minority interest	(11,4)	(12,7)	(14,0)	22,6%	9,9%
Net income/(loss)	43,3	(16,9)	127,9	195,5%	nm

pp - percentage point; nm - lower than 1,000%

Cost of Services and Goods Sold

Cost of services and goods sold were R$ 1,080 million increasing 6.0 percent compared with the first quarter of 2005. The most significant increase in costs is related to regulatory taxes (FUST, Concession renewal) and handset sales accounted for in “other” cost of services and goods sold. Third party expenses increased due to higher maintenance and customer installation costs and the consolidation of PrimeSys and TdB. Personnel expenses increased due to the consolidation of PrimeSys and TdB. Interconnection costs declined 2.7 percent in the comparison period due to the reduction in interconnection rates, mainly the local access charge (TU-RL). The telco ratio dropped to 41.6 percent in the first quarter of 2006 from 45.7 percent of net revenues a year ago.

Compared with the fourth quarter of 2005, cost of services and goods sold also declined by 2.3 percentage points, entirely due to the reduction in interconnection rates. “Other” cost of services and goods sold rose primarily due to regulatory taxes (FUST, and concession renewal) which offset lower handset sales (hand set subsidies were eliminated reducing the rate of sales).

PrimeSys and TdB accounted for R$23 million of interconnection costs in the first quarter of 2006 and R$11 million in the fourth quarter of 2005.

Selling Expenses

Selling expenses were R$217 million in the first quarter of 2006, declining to 10.6 percent of net revenues compared with 11.9 percent in the previous year period. Lower allowance for doubtful accounts and personnel expenses as a percentage of revenues were responsible for the decline. Compared with the fourth quarter of 2005, selling expenses remained stable as a percentage of net revenues due to increases in allowance for doubtful accounts which rose to 5.2 percent of net revenues compared with 4.3 percent in the preceding quarter and offset declines in personnel and third party expenses.

General and Administrative Expenses

General & administrative expenses were R$225 million, rising to 11.1 percent of net revenues in the first quarter of 2006 compared with 9.3 percent of net revenues in the prior year quarter, largely due to higher third party expenses. Increases in billing & collections because of the growth in revenues as well as increased IT support services, maintenance of software and hardware maintenance, were the cause for the increased in third party expenses. Compared with the fourth quarter, general and administrative expenses declined from 11.7 percent of net revenues due to lower “other” expenses.

Other Operating Income and Expense, net

Other operating income, net was R$13 million contributing 0.6 percentage point to EBITDA margin.

PrimeSys and Tdb SG&A and Other operating income (expenses)

PrimeSys and TdB accounted for a total of R$33 million of SG&A, CoS&G excluding interconnection and other operating income and expenses in the first quarter of 2006. In the previous quarter this amount was R$13 million.

EBITDA, EBIT and Net Income

Compared with the first quarter of 2005, EBITDA increased 13.6 percent (R$63 million) to R$528 million. EBITDA margin reached 25.9 percent from 24.5 percent a year-ago. The R$141 million increase in revenues was the major contributor to the absolute growth in EBITDA while the reduction in interconnection costs accounted for the improvement in EBITDA margin. Compared with the fourth quarter of 2005, EBITDA rose by R$174 million - R$100 million gain in revenues and a R$74 million reduction in costs (mainly due to an other operating income of R$13 million in the first quarter of 2006 compared with a loss of R$80 million in the previous quarter).

The contribution of PrimeSys and TdB to EBITDA was R$27 million in the first quarter of 2006 and of R$10 million in the preceding 2005 quarter.

Operating income (EBIT) was R$241 million in the first quarter, rising 24.3 percent from the first quarter of 2005. Compared with the fourth quarter of 2005, EBIT more than doubled due to a higher EBITDA which offset a negative equity contribution from our participation in GB.

Net income was R$128 million in the first quarter of 2006 tripled compared with the first quarter of 2005 both due to improvement in operating income but also to reduced interest expenses associated with a lower level of debt.

Financial Position

	Dec 31, 2005				Mar 31, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	209.0	88.9%	89.17% CDI	up to 1.0 year	251.5	81.0%	84.65% CDI	up to 1.0 year
Unhedged short term debt	26.2	11.1%	US$ + 6.73%	up to 1.0 year	58.9	19.0%	US$ + 5.56%	up to 1.0 year
Total short term debt	235.1	14.5%			310.5	19.0%

Hedged and reais long term debt	381.3	27.6%	84.14% CDI	up to 4.7 years	360.4	27.2%	80.62% CDI	up to 4.7 years
Unhedged long term debt	1,001.3	72.4%	US$ + 8.20%	up to 7.9 years	963.9	72.8%	US$ + 8.38%	up to 7.8 years
Total long term debt	1,382.6	85.5%			1,324.3	81.0%

Hedged and reais total debt	590.3	36.5%	85.92% CDI	up to 4.7 years	612.0	37.4%	82.27% CDI	up to 4.7 years
Unhedged total debt	1,027.5	63.5%	US$ + 8.16%	up to 7.9 years	1,022.8	62.6%	US$ + 8.22%	up to 7.8 years
Total debt	1,617.7	100.0%	US$ + 5.22%	up to 7.9 years	1,634.8	100.0%	US$ + 5.29%	up to 7.8 years

At March 31, the cash position was R$571 million. Embratel ended the quarter with a total outstanding debt of R$1,635 million and net debt of R$1,064 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$310 million.

Capex

R$ million	1Q06%

Access, Infrastructure and Local Services	137.0	42.4%
Network Infrastructure	51.4	15.9%
Data and Internet Service	75.9	23.5%
Star One	14.1	4.4%
Other investments	44.8	13.9%

Total Capex	323.2	100.0%

Total capital expenditures in the first quarter of 2006 were R$323 million.

Recent Events

Through Net Serviços, Embratel launched its local telephony service to the high-end residential market. Embratel’s service is being very well received. Our local telephony package provides the Brazilian consumer with real value. For a fixed pre-tax monthly charge of R$25,00, the consumer is entitled to the equivalent of 300 minutes of local fixed-to-fixed calls. However, this franchise can be used for all types of calls – local and long distance, fixed-to-fixed and fixed-mobile. It is a great differential from existing local telephony where the fixed monthly charge can only be used for local fixed-to-fixed calls. We also offer on-net calls and intelligent services such as caller ID, three-way calling, and call forwarding services, for free. A total of 21.7 thousand NetPhone packages were sold in the first 30 days.

Cash Flow

Embratel Participações SA	Quarter ending

Consolidated Statement of Cash Flow - Corporate Law	4Q05	1Q06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	(16.9)	127.9
Depreciation/amortization	285.8	282.7
Exchange and monetary (gains)/losses	73.0	(95.5)
Swap hedge effects	(28.1)	68.4
Minority Interest - cash flow	12.7	14.0
Loss/(gain) on permanent asset disposal	(27.6)	11.4
Equity Income/loss	(40.4)	4.1
Other operating activities	(6.6)	-
Changes in current and noncurrent assets and liabilities	278.2	(200.4)
Net cash provided by operating activities	530.2	212.6

Cash flow from investing activities
Additions to investments/goodwill	(898.1)	-
Additions to property, plant and equipment	(764.3)	(323.2)
Deferred fixed assets - cash flow	(63.0)	-
Net cash used in investing activities	(1,725.4)	(323.2)

Cash flow from financing activities
Loans obtained and repaid	235.1	80.9
Swap hedge settlement	-	(9.5)
Dividends and interest on capital paid	(14.4)	(0.0)
Capital increase	978.2	-
Other financing activities	0.5	0.0
Net cash used in financing activities	1,199.4	71.4

Increase in cash and cash equivalents	4.2	(39.2)
Cash and cash equivalents at beginning of period	605.7	609.9

Cash and cash equivalents at end of period	609.9	570.7

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

     CONSOLIDATED STATEMENTS OF INCOME
For the three – month period ended March 31, 2006 and 2005
(In thousands of Brazilian Reais, except for the net income per thousand shares)

	Unaudited

	March 31,

	2006	2005

Gross operating revenue
Telecommunications services	2,763,660	2,432,749
Gross revenue deductions	(744,099)	(584,882)

Net operating revenue	2,019,561	1,847,867
Cost of services	(1,308,279)	(1,207,198)

Gross profit	711,282	640,669

Operating income (expense)	(464,126)	(433,243)

Selling expenses	(214,316)	(213,781)
General and administrative expenses	(252,368)	(208,021)
Other operating income (expense), net	2,558	(11,441)

operating income before financial expense, net	247,156	207,426
Financial expense, net	(31,047)	(102,799)

Operating income (expense)	216,109	104,627
Other non-operating income (expense), net	(6,672)	413

Income before taxes and minority interest	209,437	105,040
Income tax and social contribution	(70,935)	(37,186)
Minority interest	(12,713)	(10,709)

Net income for the period	125,789	57,145

Quantity of shares (in thousands)	5,737,806	4,723,844

Net income per thousand shares in R$	21.92	12.10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.